February 2, 1995



U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, Virginia 22312

     Re:  Emilie I. Wiggin and Peter Iselin

Gentlemen:

     Filed electronically are Amendments of Schedules 13G of Peter Iselin and Emilie I. Wiggin reflecting changes in their beneficial ownership of securities issued by Rochester & Pittsburgh Coal
Company as of December 31, 1994.

     As required by regulation, a paper back-up copy of this submission will be filed of even date.

                                   Very truly yours,



                                   WILLIAM M. DARR
                                   William M. Darr

WMD/mml

Enclosures

cc:  Frederick W. Dreher, Esquire

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

               ROCHESTER & PITTSBURGH COAL COMPANY
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           771 333 101
                         (CUSIP Number)


Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required to the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 771 333 101

                          SCHEDULE 13G


1.   Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

          Peter Iselin
          ###-##-####


2.   Check the appropriate box if a member of a group*     (a)/ /
                                                           (b)/x/


3.   SEC Use Only



4.   Citizenship or place of organization

          United States of America


5. Number of shares beneficially owned by each reporting person with sole voting power

               62,751 shares


6. Number of shares beneficially owned by each reporting person with shared voting power

           1,650,410 shares


7. Number of shares beneficially owned by each reporting person with sole dispositive power

              62,751 shares


8. Number of shares beneficially owned by each reporting person with shared dispositive power

           1,650,410 shares


9.   Aggregate amount beneficially owned by each reporting person

          1,713,161 shares

10. Check box if the aggregate amount in row (9) excludes certain shares*

11.  Percent of class represented by amount in row (9)

           49.8%


12.  Type of reporting person*
           IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G




Item 1(a).     Name of Issuer:

               The name of the Issuer is Rochester & Pittsburgh
Coal Company.


Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 655 Church Street, Indiana, Pennsylvania, 15701.


Item 2(a).     Name of Person Filing:

               The name of the person filing this Schedule 13G is Peter Iselin.


Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               The principal business office of Peter Iselin is 40 Wall Street, New York, New York, 10005.


Item 2(c).     Citizenship.

               Peter Iselin is a citizen of the United States.


Item 2(d).     Title of Class of Securities.

               The title of the class of securities to which this
Schedule 13G relates is Common Stock, no par value.


Item 2(e).     CUSIP No.:

               The CUSIP number of the class of securities to which this Schedule 13G relates is 771 333 101.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or Dealer registered under section 15
                    of the Act

          (b) [   ] Bank as defined in section 3(a)(6) of the Act

          (c) [   ] Insurance Company as defined in section
                    3(a)(19) of the Act

          (d) [   ] Investment Company registered under section 8
                    of the Investment Company Act

          (e) [   ] Investment Adviser registered under section
                    203 of the Investment Advisers Act of 1940

          (f) [   ] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund

          (g) [   ] Parent Holding Company

          (h) [   ] Group

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:

               As of December 31, 1994, Peter Iselin might be deemed to have beneficial ownership of 1,713,161 shares of the Issuer's outstanding shares of Common Stock.

          (b)  Percent of Class:

               As of December 31, 1994, Peter Iselin might be deemed to have beneficial ownership of 49.8% of the Issuer's outstanding shares of Common Stock.

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                    62,751 shares

              (ii)  Shared power to vote or to direct the vote:
                    1,650,410 shares

             (iii)  Sole power to dispose or to direct the
                    disposition of:  62,751 shares

              (iv) Shared power to dispose or to direct the disposition of: 1,650,410 shares

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          There are 1,650,410 shares of the Issuer's Common Stock in which Peter Iselin shares the power to vote or to direct the vote and/or shares the power to dispose or to direct the disposition. Mr. Iselin disclaims beneficial ownership of said 1,650,410 shares. Information with respect to the ownership of said 1,650,410 shares is as follows:

          (i)  with the exception of 4,148 shares held of record by
J. C. Orr and Company, Nominee, 541,390 shares are held of record by Mr. Peter Iselin and/or Emilie I. Wiggin in various fiduciary capacities for the benefit of Mr. Iselin.

         (ii) 19,719 shares are held of record by Mr. Iselin's wife, Margaretta Duane Iselin.

        (iii) 333,447 shares are held of record by Mr. Iselin and others in various fiduciary capacities for the benefit of Mr. Iselin's children.

         (iv)  with the exception of 4,148 shares held of record by
J. C. Orr & Company, Nominee, 755,854 shares are held of record by Mr. Iselin and/or Emilie I. Wiggin in various fiduciary capacities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not applicable.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 1995

Signature:  PETER ISELIN
            Peter Iselin

Title:  Not applicable.